UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 452-2333 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for

June 2008 Up 10.7% Year over Year

Mexico City, July 7, 2008 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for June 2008 increased by 10.7% when compared to June 2007.

All figures in this announcement reflect comparisons between June 1 through June 30, 2007 and 2008. Transit and general aviation passengers are excluded.

Domestic
Airport	June 2007	June 2008	% Change
Cancún	279,621	318,116	13.77
Cozumel	6,499	8,390	29.10
Huatulco	27,629	26,413	(4.40)
Mérida	83,855	92,347	10.13
Minatitlán	16,363	12,935	(20.95)
Oaxaca	33,980	39,282	15.60
Tapachula	14,776	18,584	25.77
Veracruz	74,094	76,542	3.30
Villahermosa	66,159	78,021	17.93
Total Domestic	602,976	670,630	11.22

International
Airport	June 2007	June 2008	% Change
Cancún	711,474	795,520	11.81
Cozumel	48,685	48,137	(1.13)
Huatulco	2,908	1,293	(55.54)
Mérida	10,071	8,538	(15.22)
Minatitlán	456	356	(21.93)
Oaxaca	3,397	3,556	4.68
Tapachula	369	281	(23.85)
Veracruz	5,434	5,899	8.56
Villahermosa	3,903	4,487	14.96
Total International	786,697	868,067	10.34

Total
Airport	June 2007	June 2008	% Change
Cancún	991,095	1,113,636	12.36
Cozumel	55,184	56,527	2.43
Huatulco	30,537	27,706	(9.27)
Mérida	93,926	100,885	7.41
Minatitlán	16,819	13,291	(20.98)
Oaxaca	37,377	42,838	14.61
Tapachula	15,145	18,865	24.56
Veracruz	79,528	82,441	3.66
Villahermosa	70,062	82,508	17.76
ASUR Total	1,389,673	1,538,697	10.72

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: July 7, 2008